EXHIBIT 99.1

Rubico Inc. Announces Successful Completion of Fleet Refinancing

ATHENS, Greece, Nov. 12, 2025 (GLOBE NEWSWIRE) -- Rubico Inc. (the “Company” or “Rubico”) (NASDAQ:RUBI), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it has closed the previously announced sale and leaseback financing agreements (the “SLBs” or “Financing Agreements”) with a major Chinese financier for the refinancing of its two 157,000 dwt Suezmax tankers, the M/Ts Eco West Coast and Eco Malibu.

The gross proceeds before fees and related expenses but after repayment of previous debt and a 5-day short term related party bridge loan that facilitated the transaction amounted to about $10.4 million.

Kalliopi Ornithopoulou, the President, Chief Executive Officer and Director of the Company, said:

“The amount of cash released from the concluded deals is significantly in excess of our current market capitalization. Taking into account the new debt levels of our fleet following the refinancings, the leverage of the fleet remains at a very conservative level of about 50%.”

Eco West Coast Refinancing

The SLB of M/T Eco West Coast is for an amount of $42.0 million. Pursuant to the SLB terms, we will bareboat charter back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $0.18 million along with a purchase obligation of $20.0 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus a margin of 1.95% per annum. Under the SLB terms, we will have the option to buy back the vessel following the end of the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised.

Eco Malibu Refinancing

The SLB of M/T Malibu is for an amount of $42.0 million. Pursuant to the SLB terms, we will bareboat charter back the vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $0.19 million along with a purchase obligation of $19.0 million at the expiry of the bareboat charter, bearing an interest rate of 3-month term SOFR plus a margin of 2.1% per annum. Under the SLB terms, we will have the option to buy back the vessel following the end of the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised.

In connection with the Financing Agreements, Rubico Inc. and Rubico Inc.’s parent company, Top Ships Inc, each provided a guarantee of the obligations of our vessel-owning subsidiaries under the respective SLB. The Financing Agreements, and the relevant appurtenant guarantees, contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including that we maintain a leverage ratio (as defined in the relevant corporate guarantees) of no more than 85% and minimum liquid funds (as defined in the relevant corporate guarantees) of $0.50 million in connection with the SLB of M/T Eco Malibu and $0.40 million in connection with the SLB of M/T Eco West Coast.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.